CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands)	2016	2015	2016	2015
Basic Earnings Per Share
Net income	$1,611	$1,517	$3,091	$2,859
Weighted average common shares	2,742,242	2,739,405	2,741,811	2,739,405

Basic Earnings Per Share	$0.59	$0.55	$1.13	$1.04

Diluted Earnings Per Share
Net income	$1,611	$1,517	$3,091	$2,859
Weighted average common shares	2,742,242	2,739,405	2,741,811	2,739,405
Weighted average effect of assumed stock options	—	3,333	—	2,976

Total	2,742,242	2,742,738	2,741,811	2,742,381

Diluted Earnings Per Share	$0.59	$0.55	$1.13	$1.04